Easy Energy, Inc.
      Suite 105 - 5348 Vegas Dr. Las Vegas, NV 89108 Tel: +1 (702) 442-1166


August 13, 2008

Via EDGAR and Fax

Perry Hindin, Special Counsel
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re: Easy Energy Inc. (the "Company")
    Form S-1
    File No. 333-150468, filed April 25, 2008,amended April 28, 2008 and on July 7, 2008.

Dear Mr. Hindin:

The purpose of this letter is to respond to your letter of July 25, 2008 with respect to the above-captioned filing. We are concurrently filing Pre-Effective Amendment No. 3 to Form S-1 (the "Amended S-1") as well as an amendment to our Form 10-Q for the quarter ended March 31, 2008. Please note that our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008 will be filed in the next few days and we will include its financial statements in the Form S-1 in our next amendment.

For ease of reference, our responses are keyed to your comments.

Form S-1/A filed July 7, 2008 Summary of Financial Data page 2

1. We reference your response to prior comment 3 in our letter dated May 22, 2008, We note that you disclose a net gain of $435,824 on page 2 for the period from May 17, 2007 (inception) to March 31, 2008. The Statements of Operations on page F-3 shows that you had a loss for this period of $435,824. Please revise to disclose the correct amount on page 2.

Response to Comment 1:

Please refer to page 2 of the document. We have revised the data to show a
(loss) incurred for the period and added brackets to the $435,824 to better reflect the results of our operations for the period in question.

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Risk Factors, page 3

Our Executive Officers, page 6

2. Refer to prior comment 5, It is unclear why still you refer to the development, operation and marketing of our website. Please clarify.

Response to Comment 2:

A correction was made on page 6 of the Amended S-1 clarifying the above statement.

Technical Brief, page 14

3. Refer to prior comment 16 and your response. It is unclear how your response addresses the comment. Please specifically clarify in your disclosure the status of the product that is depicted and described on your website. For example, if true, state that this is an artist's conception or a photograph of a laboratory prototype.

Response to Comment 3:

The photograph that is depicted and described on the website is only an illustration of the product. We are adding text to the website to that effect. We are now in the process of creating the final prototype, including the final design, that we will then sell in the market. Once such prototype is finalized, we will include its picture on our website. Our disclosure on pages 14 and 15 of the Amended S-1 has been clarified accordingly.

Management's Discussion, page 18

Overview, page 18

4. Refer to prior comment 26 and your response, It is unclear how you responded. Please revise or advise.

Response to Comment 4:

The prototype model of the YoGen product was created by Pipera Technologies Ltd. ("Pipera"), an Israeli corporation owned by Mr. Guy Ofir. Pipera's employees that worked on the creation of such prototype included mainly Mr. Alexander Sromin and Mr. Michael Fridhendler who are also the inventors of the technology on which the YoGen product is based. A statement to this effect has been added as a clarification and simplification, on page 18 of the Amended S-1.

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Results of Operations, page 20

5. We reference your response to prior comment 23 in our letter dated May 22, 2008. We note that your revised disclosure only discusses the amounts in the Statements of Operations for the three months ended March 31, 2008. Please revise to provide a discussion of your results of operations for each period in the financial statements. In addition, disclose the nature of the amounts included in the statements of operations and discuss the significant variances in these amounts each period.

Response to Comment 5:

The discussion of results of operations on page 20 of the Amended S-1 has been updated to cover all periods presented and the nature of the amounts and significant variances.

Liquidity and Capital Resources, page 20

6. Please tell us where your estimated working capital requirements and projected operating expenses of $992,000 disclosed on page 20 are discussed in MD&A. The discussion on page 19 references amounts that total $922,000.

Response to Comment 6:

The amounts on both pages have been updated to reflect $922,000 as the required working capital for the next twelve months. ($650,000+$272,000).

Report of Independent Registered Public Accounting Firm, page F-1

7. We reference your response to prior comment 34 in our letter dated May 22, 2008. Please have your auditors tell us how the amount of net losses of $397,544 in the last paragraph agrees with your financial statements.

Response to Comment 7:

The typographical errors in the report of the Independent Public Accounting Firm have been corrected to reflect the correct inception date of May 17, 2007 and the accumulated deficit of $347,544.

Financial Statements Balance Sheets, page F-2

8. We reference your response to prior comment 37 in our letter dated May 22, 2008 and note that you have included $105,000 as a contra-equity account on your balance sheet because these shares were issued to prepay for

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     consulting services. Please tell us the basis for recoding the stock issued for consulting services as contra-equity on the balance sheet rather than as a prepaid expense (asset), which would be recorded to consulting expense in the period that the services are performed. Please tell us the accounting literature you relied on for this accounting treatment. In addition, tell us your consideration of the guidance in EITF 00-18 and D-90.

Response to Comment 8:

We reviewed EITF 00-18 and D-90 and believe that they support our accounting treatment for shares issued for consulting services. We also reviewed financial statements other companies as filed with the Securities and Exchange Commission and found the same accounting treatment in all cases. We determined that it is inappropriate to record an asset for shares issued to a related party for services to be performed in the future. Such a treatment would be misleading because it would over state shareholder equity and current assets. However the future accounting of the $105,000 will have the same affect on the statement of operations as the amortization of prepaid expenses. We will record an expense for the amortized portion of the $105,000 in each period in which the services are received by us. A final factor in favor of our accounting treatment is that we would cancel any shares unearned by the consultant should he fail to perform according to the agreement.

Statements of Cash Flows, page F4

9. Please tell us where you have discussed the expense of $81,000 related to common stock and warrants issued for services disclosed in your statements of cash flows on page F-4.

Response to Comment 9:

The $72,000 of expense recorded for the issuance of shares for services is discussed in the 7th paragraph under Note 5- Capital stock (continued) on page 3 of the Notes to Restated Financial Statements. The $8,770 of warrant expense is discussed in the 8th paragraph of the same page. Together they total the $80,770 disclosed in the statements of cash flows.

10. Please revise your footnotes to disclose the nature of the adjustments to net loss for contributed capital in the statements of cash flows on page F-4.

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Response to Comment 10:

Note 6- Related Party Transactions discloses the nature of the adjustments to net loss for contributed capital in the statements of cash flows and statements of stockholders' equity.

Note 4 - Deferred Financing Costs, page F-7

11. Please tell us why the shares issued to date as part of the March 10, 2008 agreements are recorded as deferred financing costs.

Response to Comment 11:

The shares were issued to Tailor Made Capital, Ltd. as compensation for the funding of the Company's stock offering. They will be charged to paid in capital upon the completion of the stock offering.

Note 5 - Capital Stock, .ages F-8 and F-9

12. We refer to our prior comment 41. Please revise to disclose the information required under paragraphs A240-242 of SFAS 123R. For example, disclose how you determined the inputs to the Black-Scholes model, including the volatility assumptions and the estimated fair value of you stock.

Response to Comment 12:

The last paragraph of Note 5 has been expanded to disclose the method for determining the volatility used in the Black-Scholes model and the basis for determining the fair value of stock issued for services.

13. In addition, please tell us why the prices of the issuances of stock and warrants on March 25 and March 27, 2008 to an accredited investor and related to the consulting services agreements were issued at prices significantly below your quoted market prices and other recent issuances, Please tell us how you are accounting for these issuances at prices below quoted market prices.

Response to Comment 13:

The issuances of stock for cash and services were in restricted shares accordingly we determined that the fair value of the shares issued for services was the same as the price received in cash at the date of issuance rather than the trading price. The shares issued for services on March 27, 2008 was valued at $0.07 per share which was the price of the private placement on the same date and significantly higher than the price of the private placement on March 25, 2008.

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Note 9 Restated Financial Statements pages F12 to F-14

14. Please revise to provide all the disclosures required by SFAS 154 for the restated financial statements, including the nature and amount of each error that has been corrected in the financial statements.

Response to Comment 14:

Note 9 has been expanded to provide the additional disclosure required by SFAS 154.

Exhibit 5.1

15. Please advise us in your response letter who is rendering the opinion provided in Exhibit 5.1, Israeli counsel, Zysman, Aharoni, Gayer & Co., or United States counsel, Sullivan & Worcester LLP. We note information provided on the website of Zysman, .Aharoni, Gayer & Co. that it has a joint venture with Sullivan & Worcester LLP.

Response to Comment 15:

The opinion provided in Exhibit 5.1 of the Amended S-1 was rendered by Zysman, Aharoni, Gayer & Co./Sullivan & Worcester LLP (ZAG/S&W), a New York law firm, and it was signed by a securities lawyer admitted to practice law in the US.

For your information, ZAG/S&W is a joint venture of Sullivan Worcester LLP, a law firm based in Boston, NY and DC, and Zysman, Aharoni, Gayer & Co., a law firm based in Tel Aviv. ZAG/S&W was organized under New York law by those firms as a separate firm.

16. It appears that the assumptions in the third paragraph contain conclusions of law and are therefore inappropriate. Please obtain a revised opinion of counsel that removes the third paragraph.

Response to Comment 16:

A revised form of counsel's opinion is filed as Exhibit 5.1 to the Amended S-1.

17. We note the fifth paragraph of the opinion, Please obtain a revised opinion of counsel that makes clear that the law covered by the opinion includes not only the compilation referred to in this paragraph but also the applicable provisions of the Nevada constitution and reported judicial decisions interpreting these laws.

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Response to Comment 17:

A revised form of the counsel's opinion is filed as Exhibit 5.1 to the Amended S-1.

Form 10-Q/A as of 3/31/2008 Financial Statements, General

18. We note that the Form 10-Q requires a balance sheet as of the end of your most recent fiscal quarter and preceding fiscal year and income statements and statements of cash flows for the interim period up to the date of the balance sheet, the comparable period of the preceding fiscal year and the period from the inception to date through the end of the most recent interim period. We note that you have provided in your Form 10-Q/A the same financial statements from your Form S-1, including audited financial statements for all periods. Please note that if you continue to include audited financial statements for each period in your Form 10-Q/A please provide the related audit report in an amendment. In addition, your footnotes should explain why you have included the fiscal period ended December 31, 2007 in the quarterly filing.

Response to Comment 18:

In connection with the filing of the S-1 the company had its financial statements for the period ended March 31, 2008 audited.

The audit report has been added as requested and the footnotes revised to explain why we have included the fiscal period ended December 31, 2007as follows:

The Company was incorporated on May 17, 2007 and therefore does not have comparable numbers for the period ended March 31, 2007. Accordingly, the Company is presenting the statement of operations from May 17, 2007 through December 31, 2007 for comparison purposes.

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We acknowledge that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

     * We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                * * * * * * * * *

     Please call Edwin L. Miller Jr. at (617) 338-2447 or Oded Har-Even at (212) 660-5002, both attorneys at Z.A.G/S&W LLP, if you have any questions or require additional information.

Sincerely yours,


/s/ Guy Ofir
-------------------------
Guy Ofir
Chief Executive Officer